Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Shares, $0.01 par value per share, of Textainer Group Holdings Limited and further hereby agree that a copy of this Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 9, 2012.

By:	/s/ Isam K. Kabbani
Name:	Isam K. Kabbani

IKK FOUNDATION

/s/ Philippe Mihail /s/ Thierry Darreau

By:	VULCAN CORPORATE SERVICES INC.
Name:	Philippe Mihail and Thierry Darreau
Title:	Directors of Vulcan Corporate Services Inc., as member of the Council of Foundation